Exhibit 99.1

TOWER SEMICONDUCTOR LIMITED

AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

TOWER SEMICONDUCTOR LIMITED AND SUBSIDARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	As of
	June 30,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$318,195	$340,759
Short-term deposits	419,528	495,359
Marketable securities (*)	175,872	169,694
Trade accounts receivable	163,293	152,935
Inventories	330,819	302,108
Other current assets	32,396	34,319
Total current assets	1,440,103	1,495,174

LONG-TERM INVESTMENTS	8,829	8,796

PROPERTY AND EQUIPMENT, NET	1,018,636	962,258

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	13,049	14,031

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	53,459	67,349

TOTAL ASSETS	$2,534,076	$2,547,608

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$41,300	$62,275
Trade accounts payable	154,507	150,930
Deferred revenue and customers' advances	22,402	38,911
Employee related liabilities	58,399	58,920
Other current liabilities	25,231	76,352
Total current liabilities	301,839	387,388

LONG-TERM DEBT	178,865	210,069

LONG-TERM CUSTOMERS' ADVANCES	31,209	40,893

EMPLOYEE RELATED LIABILITIES	8,349	7,711

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	2,709	13,006

TOTAL LIABILITIES	522,971	659,067

TOTAL SHAREHOLDERS' EQUITY	2,011,105	1,888,541

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,534,076	$2,547,608

(*) Marketable securities are available-for-sale securities; the amortized cost of such marketable securities of $184,974 and $181,247 as of June 30, 2023 and December 31, 2022, respectively, is presented net of an immaterial allowance for credit losses.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and shares in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
REVENUES	$712,802	$847,300	$357,191	$426,168

COST OF REVENUES	530,568	630,229	270,674	313,728

GROSS PROFIT	182,234	217,071	86,517	112,440

OPERATING COSTS AND EXPENSES:
Research and development	38,783	40,799	19,452	20,481
Marketing, general and administrative	36,016	42,538	17,387	21,285
Restructuring gain from sale of machinery and equipment, net	(50,282)	-	(1,952)	-
Restructuring expense	17,776	-	1,101	-
	42,293	83,337	35,988	41,766

OPERATING PROFIT	139,941	133,734	50,529	70,674

FINANCING AND OTHER INCOME (EXPENSE), NET	10,921	(10,295)	3,924	(8,162)

PROFIT BEFORE INCOME TAX	150,862	123,439	54,453	62,512

INCOME TAX EXPENSE, NET	(20,788)	(9,492)	(5,747)	(4,339)

NET PROFIT	130,074	113,947	48,706	58,173

Net loss (income) attributable to non-controlling interest	(7,482)	(1,837)	2,484	(96)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$122,592	$112,110	$51,190	$58,077

BASIC EARNINGS PER SHARE
Earnings per share	$1.11	$1.03	$0.46	$0.53
Weighted average number of shares	110,025	109,037	110,088	109,138

DILUTED EARNINGS PER ORDINARY SHARE:
Earnings per share	$1.10	$1.01	$0.46	$0.53
Net profit used for diluted earnings per share	122,592	$112,110	51,190	$58,077
Weighted average number of ordinary shares outstanding
used for diluted earnings per share	111,153	110,561	111,234	110,561

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Net profit	$130,074	$113,947	$48,706	$58,173

Other comprehensive income, net of tax:
Foreign currency translation adjustment	(12,818)	(25,206)	(11,904)	(16,921)
Change in employees plan assets and benefit obligations, net of taxes	185	(20)	93	(10)
Unrealized loss on derivatives	(2,727)	(14,922)	(1,964)	(8,151)
Comprehensive income	114,714	73,799	34,931	33,091
Comprehensive loss (income) attributable to non-controlling interest	(7,482)	(1,837)	2,484	(96)
Comprehensive income attributable to the Company	$107,232	$71,962	$37,415	$32,995

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign
	Ordinary	Ordinary	Additional		other	currency	Accumulated			Non
	shares	shares	paid-in	Unearned	comprehensive	translation	profit	Treasury	Comprehensive	controlling
	issued	amount	capital	compensation	loss	adjustments	(deficit)	stock	income	interest	Total
BALANCE AS OF JANUARY 1, 2023	110,041	$440,150	$1,384,398	$174,121	$(2,040)	$(45,497)	$(50,879)	$(9,072)		$(2,640)	$1,888,541

Changes during the period:
Proceeds from an investment in a subsidiary										1,960	1,960
Exercise of options and RSUs	169	697	(697)								-
Employee stock-based compensation				13,495							13,495
Other comprehensive income:
Profit							122,592		$122,592	7,482	130,074
Foreign currency translation adjustments						(12,818)			(12,818)	(7,605)	(20,423)
Change in employees plan assets and benefit obligations					185				185		185
Unrealized loss on derivatives					(2,727)				(2,727)		(2,727)
Comprehensive income									$107,232
BALANCE AS OF JUNE 30, 2023	110,210	$440,847	$1,383,701	$187,616	$(4,582)	$(58,315)	$71,713	$(9,072)		$(803)	$2,011,105

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2023	110,123

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2023	2022
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$130,074	$113,947

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	125,966	137,787
Effect of exchange rate differences and fair value adjustment	2,176	946
Other expense, net	666	1,907

Changes in assets and liabilities:

Trade accounts receivable	(13,828)	(31,603)
Other current assets	976	10,519
Inventories	(41,105)	(28,958)
Trade accounts payable	19,830	53,010
Deferred revenue and customers' advances	(26,193)	(10,646)
Employee related liabilities and other current liabilities	(50,533)	26,077
Long-term employee related liabilities	638	357
Deferred tax, net and other long-term liabilities	(446)	1,325
Net cash provided by operating activities	148,221	274,668

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(194,678)	(130,217)
Investments in marketable securities and other assets, net	66,809	(94,745)
Net cash used in investing activities	(127,869)	(224,962)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from an investment in a subsidiary	1,932	-
Exercise of options, net	-	44
Principal payments on account of capital lease obligation	(20,396)	(17,778)
Debentures repayment	(18,493)	(20,972)
Net cash used in financing activities	(36,957)	(38,706)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(5,959)	(10,753)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,564)	247
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	340,759	210,930
CASH AND CASH EQUIVALENTS - END OF PERIOD	$318,195	$211,177

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2023	2022
NON-CASH ACTIVITIES:
Investments in property and equipment	$156,465	$82,526

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest, net of interest paid	$10,785	$1,495
Cash paid for income taxes, net during the period	$6,916	$8,718

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2023
(dollars in thousands, except per share data)

NOTE 1      -  GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower” or “the Company”) as of June 30, 2023 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. and (2) Tower Semiconductor San Antonio, Inc. (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”) and (iii) its wholly-owned subsidiary, Tower Semiconductor Italy S.r.l. (“TSIT”). Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2022 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2   -  INITIAL ADOPTION OF NEW STANDARDS

During the period there was no initial adoption of new accounting standards.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

(dollars in thousands, except per share data)

NOTE 3      -  SUBSEQUENT EVENTS

In July 2023, the Company’s affiliates, including TPSCo, extended their existing capital lease lines with JA Mitsui Leasing, Ltd., described in Note 11D to the Company’s annual financial statements as of December 31, 2022, whereby the availability period of such lines was extended to June 2024 with an updated remaining amount available for future utilization, totaling up to approximately JPY 6.5 billion (approximately $45,000 as of July 1, 2023). The lease agreements’ terms did not change and contain annual interest rates of approximately 2%.

On July 3, 2023, the Company's shareholders approved the following RSU awards to the CEO and members of the Board of Directors of the Company under the Company’s 2013 Plan:

(i) 75.8 thousand time-vested RSUs and 125.1 thousand performance RSUs (“PSUs”) subject also to time-vesting, to the CEO, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date for a total compensation value of approximately $7,500. The grant also includes a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). The CEO has until May 2024 to accumulate the Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until he accumulates the Minimum Holding, he must retain at least 20% of the vested time-based RSUs granted to him on or after May 2019;

(ii) 8.0 thousand time-vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest 33% at the end of each year following the grant date; and

(iii) 3.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting at the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

The Chairman and the members of the Board will have to own, commencing July 2025, ordinary shares of the Company at a minimum value that equals at least 50% of their annual cash compensation (the “BOD Minimum Holding”). The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to them on or after July 2020.